As filed with the Securities and Exchange Commission on December______, 1998
                           Registration No. 33- __________

        . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                          SECURITIES AND EXCHANGE COMMISSION
                                 Washington DC 20549
                    . . . . . . . . . . . . . . . . . . . .

                                       FORM S-6
                                Registration Statement
                                        Under
                              THE SECURITIES ACT OF 1933

             . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                  VARIABLE ACCOUNT C
                         OF FORTIS BENEFITS INSURANCE COMPANY
                                (Exact name of trust)

                          FORTIS BENEFITS INSURANCE COMPANY
                                 (Name of Depositor)

        . . . . . . . . . . . . . . . . . . . . . ....... . . . . . . . . . .

                                Douglas R. Lowe, ESQ.
                                    P.O. Box 64284
                              St. Paul, Minnesota 55164
                   (Name and complete address of agent for service)

                  . . . . . . . . . . . . . . . . . . . . . . . . .

Securities Registered: Interests in Variable Account C pursuant to variable life insurance policies

It is proposed that this filing will become effective (check appropriate line):

         immediately upon filing pursuant to paragraph (b) of Rule 485.
--------

         On                   pursuant to paragraph (b) of Rule 485.
--------    ----------------

   X    60 days after filing pursuant to paragraph (a) of Rule 485.
--------

         On                  pursuant to paragraph (a) of Rule 485.
--------    ----------------
                 . . . . . . . . . . . . . . . . . . . . . . . . . .

An indefinite amount of the securities being offered has been registered pursuant to a declaration under Rule 24f-2 under the Investment Company Act of 1940, set out in the Form S-6 Registration Statement contained in File No. 33-03919. The registrant filed its Rule 24f-2 notice for the year ended December 31, 1997 on March 20, 1998.
                      . . . . . . . . . . . . . . . . . . . . .

The registrant hereby amends this Registration Statement under the Securities Act of 1933 on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                  VARIABLE ACCOUNT C
                                          OF
                          FORTIS BENEFITS INSURANCE COMPANY

                                CROSS-REFERENCE TABLE



ITEM NO. OF FORM N-8B-2*                                    PROSPECTUS CAPTION
- - - - - - - - - - - -                                     - - - - - - - - - -
1                                                           Additional Information: Separate Account
2                                                           Additional Information: Fortis Benefits/Fortis
                                                            Financial Group
3                                                           Inapplicable
4                                                           Additional Information: Distribution of Policies
5, 6                                                        Additional Information: Separate Account
7                                                           Inapplicable.**
8                                                           Inapplicable.**
9                                                           Additional Information: Legal Matters
10(a)                                                       Additional Information: Your Beneficiary,
                                                            Assigning Your Policy.
10(b)                                                       Basic Questions You May Have: How will the
                                                                 value of my investment in a Policy change
                                                                 over time?
10(c)(d)                                                    Basic Questions You May Have: How can I change
                                                                 my Policy's insurance coverage?  How can I
                                                                 access my policy value?  Can I choose the
                                                                 form in which Fortis pays out any proceeds
                                                                 from my Policy?  Additional Information:
                                                                 Payment of Policy Proceeds.
10(e)                                                       Basic Questions You May Have: Must I invest a
                                                                 minimum amount in a policy?
10(f)                                                       Additional Information: Voting Privileges.
10(g)(1), 10(g)(4), 10(h)(3), 10(h)(2)                      Basic Questions You May Have: To what extent
                                                                 can Fortis vary the terms and conditions of the
                                                                 Policies in particular cases?   Additional
                                                                 Information: Voting Privileges; Additional
                                                                 Rights That We Have
10(g)(3), 10(g)(4), 10(h)(3), 10(h)(4)                      Inapplicable.**
I0(i)                                                       Additional Information: Separate Account; Tax
                                                            Effects.
11                                                          Basic Questions You May Have: How will the
                                                                 value of my investment in a Policy change
                                                                 over time?
                                                            Additional Information: Separate Account
12(a)                                                       Additional Information: Separate Account;  Front
                                                            Cover.
12(b)                                                       Inapplicable.
12(c), 12(d)                                                Inapplicable.**
12(e)                                                       Additional Information: The Separate Account


13(a)                                                       Basic Questions You May Have: What charges will
                                                                 Fortis deduct from my policy value?  What
                                                                 charges and expenses will the Funds deduct
                                                                 from the amounts I invest through my
                                                                 Policies?  Additional Information: More
                                                                 About Policy Charges.
13(b)                                                       Illustrations of Hypothetical Policy Benefits
13(c)                                                       Inapplicable.**
13(d)                                                       Basic Questions You May Have: To what extent
                                                            can Fortis vary the terms and conditions of the
                                                            Policies particular cases?
13(e), 13(f), 13(g)                                         None.
14                                                          Basic Questions You May Have: How can I invest
                                                            money in a Policy?
15                                                          Basic Questions You May Have: How can I invest
                                                            money in a Policy?  How do I communicate with Fortis?
16                                                          Basic Questions You May Have: How will the
                                                            value of my investment in a Policy change over time?
17(a), 17(b)                                                Captions referenced under Items 10(c), 10(d), and
                                                            10(e).
17(c)                                                       Inapplicable.
18(a)                                                       Captions referred to under Item 16.
18(b), 18(d)                                                Inapplicable.
18(c)                                                       Additional Information: The Separate Account
19                                                          Additional Information: The Separate Account --
                                                            Our Reports to Policy Owners.
20(a), 20(b), 20(c), 20(d), 20(e), 20(f)                    Inapplicable.
21 (a), 21(b)                                               Basic Questions You May Have: How can I access
                                                            my policy value?  Additional Information: Payment
                                                            of Policy Proceeds.
21(c)                                                       Inapplicable.**
22                                                          Additional Information: Payment of Policy
                                                            Proceeds -- Delay to Challenge Coverage.
23                                                          Inapplicable.**
24                                                          Basic Questions You May Have; Additional
                                                            Information.
25                                                          Additional Information: Fortis Benefits/Fortis
                                                            Financial Group
26                                                          Inapplicable.**
27                                                          Additional Information: Fortis Benefits/Fortis
                                                            Financial Group
28                                                          Additional Information: Fortis Management.
29                                                          Additional Information: Fortis Benefits/Fortis
                                                            Financial Group
30, 31, 32, 33, 34                                          Inapplicable.**
35                                                          Inapplicable.**
36                                                          Inapplicable.**
37                                                          None.


38, 39                                                      Additional Information: Distribution of the Policies
40                                                          Basic Questions You May Have: What charges will
                                                                 Fortis deduct from my policy value?
                                                                 Additional Information: Distribution of the
                                                                 Policies
41(a)                                                       Additional Information: Distribution of the Policies
41(b), 41(c)                                                Inapplicable.**
42, 43                                                      Inapplicable.**
44(a)(1), 44(a)(2), 44(a)(3)                                Basic Questions You May Have: How will the
                                                            value of my investment in a Policy change over
                                                            time?
44(a)(4)                                                    Additional Information: Tax Effects -- Our Taxes
44(a)(5), 44(a)(6)                                          Basic Questions You May Have: What charges will
                                                                 Fortis deduct from my investment in a Policy?
44(b)                                                       Inapplicable.**
44(c)                                                       Caption referenced in 13(d) above.
45                                                          Inapplicable.
46(a)                                                       Captions referenced in 44(a) above.
46(b)                                                       Inapplicable.**
47, 48, 49                                                  None.
50                                                          Inapplicable.
51                                                          Inapplicable.
52(a), 52(c)                                                Basic Questions You May Have: To what extent
                                                            can Fortis vary the terms and conditions of the
                                                            Policy in particular cases?  Additional Information:
                                                            Additional Rights That We Have.
52(b), 52(d)                                                None.
53(a)                                                       Additional Information: Tax Effects--Our Taxes.
53(b), 54                                                   Inapplicable.
55                                                          Illustrations of Hypothetical Policy Benefits.
56-59                                                       Inapplicable.**



* Registrant includes this Reconciliation and Tie in its Registration Statement in compliance with Instruction 4 as to the Prospectus as set out in Form S-6. Separate Account C (Account) has previously filed a notice of registration as an investment company on Form N-8A under the Investment Company Act of 1940 (Act), and a Form N-8B-2 Registration Statement. Pursuant to Sections 8 and 30(b) (1) of the Act, Rule 30a-1 under the Act, and Forms N-8B-2 and N-SAR under that Act, the Account will keep its Form N-8B-2 Registration Statement current through the filing of periodic reports required by the Securities and Exchange Commission (Commission).

** Not required pursuant to either Instruction 1(a) as to the Prospectus as set out in Form S-6 or the administrative practice of the Commission and its staff of adapting the disclosure requirements of the Commission's registration statement forms in recognition of the differences between variable life insurance policies and other periodic payment plan certificates issued by investment companies and between separate accounts organized as management companies and unit investment trusts.



DRL1139

                    FORTIS WALL STREET SERIES VUL PROSPECTUS

       FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICIES (THE "POLICIES")

     [LOGO]

                                   ISSUED BY
                  FORTIS BENEFITS INSURANCE COMPANY ("FORTIS")

                                  HOME OFFICE:

Mailing Address:           Street Address:            Telephone:
P.O. Box 64284             500 Bielenberg Drive       (800) 800-2000
St. Paul, MN 55164         Woodbury, MN 55125         Ext. 3028

The flexible premium variable life insurance Policies offered by this Prospectus are issued by Fortis Benefits Insurance Company. The Policies are designed to

-  provide lifetime insurance coverage on the insureds named in the Policies

-  allow flexibility in premium payments and death benefits

-  give you several variable investment options from which to choose

    OTHER CHOICES YOU HAVE.  During the insured person's lifetime, you can also
(1) change the amount of insurance, (2) borrow or withdraw amounts you have in our investment options, (3) choose, within limits, when and how much you invest, and (4) choose whether the amounts you have in our investment options will, upon the insured person's death, be added to the insurance proceeds we otherwise will pay to the beneficiary.

    CHARGES AND EXPENSES. We deduct charges and expenses from the amounts you invest. These are described beginning on page .

    RIGHT TO RETURN. If for any reason you are not satisfied with your Policy, you may return it to us for a full refund. To exercise your right to return your Policy, you must mail it directly to the Home Office address shown above or return it to the Fortis representative through whom you purchased the Policy within 10 days after you receive it. In a few states, this period may be longer. Because you have this right, we will invest your initial premium payment in the Fortis general account for 20 days following the date the Policy is mailed to you. Then we will automatically allocate your investment among the investment options shown on page , as you have chosen. Any additional premium we receive during the 20-day period will also be invested in the general account option and allocated to your chosen investment options at the same time as your initial premium.

THE POLICIES ARE NOT INSURED BY THE FDIC OR ANY OTHER AGENCY. THEY ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK AND ARE NOT BANK GUARANTEED. THEY ARE SUBJECT TO INVESTMENT RISKS AND POSSIBLE LOSS OF PRINCIPAL INVESTED.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS BOOKLET IS CALLED A "PROSPECTUS." ITS DATE IS          , 1999.

  [LOGO]
and Fortis-SM- are registered servicemarks of Fortis AMEV and Fortis AG.

                            GUIDE TO THIS PROSPECTUS

    BASIC INFORMATION. This prospectus contains information that you should know before you purchase a variable universal life policy ("Policy") or exercise any of your rights under a Policy.

    Here are the page numbers in this prospectus where you may find answers to most of your questions:

                                                                PAGES TO SEE IN THIS
               BASICS QUESTIONS YOU MAY HAVE                         PROSPECTUS
------------------------------------------------------------  -------------------------

-What are my investment options?............................

-How can I invest money in a Policy?........................

-How will the value of my investment in a Policy change over time?......................................................

-What is the basic amount of insurance ("death benefit")
 that Fortis pays when the insured person dies?.............

-What charges will Fortis deduct from my policy value?......

-What charges and expenses will the Funds deduct from
 amounts invested through my Policy?........................

-Must I invest any minimum amount in a Policy?..............

-How can I change my Policy's investment options?...........

-How can I change my Policy's insurance coverage?...........

-What additional rider benefits might I select?.............

-How can I access my policy value?..........................

-Can I choose the form in which Fortis pays out the proceeds from my Policy?............................................

                                                                PAGES TO SEE IN THIS
               BASICS QUESTIONS YOU MAY HAVE                         PROSPECTUS
------------------------------------------------------------  -------------------------

-To what extent can Fortis vary the terms and conditions of
 the Policies in particular cases?..........................

-How will my Policy be treated for income tax purposes?.....

-How do I communicate with Fortis?..........................

    ILLUSTRATIONS OF A HYPOTHETICAL POLICY. Starting on page , we have included some illustrations of how the values of a hypothetical Policy would change over time, based on certain assumptions we have made. Because your circumstances may vary considerably from our assumptions, your Fortis representative will also provide you with a similar hypothetical illustration that is more tailored to your own circumstances and wishes.

    ADDITIONAL INFORMATION. You may find the answers to other questions you have under "Additional Information" beginning on page , or in the forms of our Policy and riders. A table of contents for the "Additional Information" portion of this prospectus also appears on page . You can obtain copies of our Policy and rider forms from (and direct any other questions to) your Fortis representative or our Home Office (see page 1).

    FORTIS' FINANCIAL STATEMENTS. We have included our financial statements in this prospectus. These begin on page .

    SPECIAL WORDS AND PHRASES. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of Words and Phrases that appears at the end of this prospectus (page ). That index will tell you on what page you can read more about many of the words and phrases that we use.

                          BASIC QUESTIONS YOU MAY HAVE

WHAT ARE MY INVESTMENT OPTIONS?

    You can invest in any of the following variable investment options. You may change your selections from time to time:

                 DOMESTIC STOCK
Small Cap        Fortis-Aggressive Growth Series
                 Berger-Small Cap Value Series

Mid Cap          Fortis-Growth Stock Series
                 Dreyfus-Mid Cap Stock Series

Large Cap        Alliance-Large Cap Growth Series
                 T. Rowe Price-Blue Chip Stock Series
                 Dreyfus-S&P 500 Index Series
                 Fortis-Growth & Income Series
                 Fortis-Value Series
                 Fortis-Asset Allocation Series

                 INTERNATIONAL STOCK
Lazard Freres-International Stock Series
Fortis-Global Growth Series
Morgan Stanley-Global Asset Allocation Series

                 DOMESTIC BONDS
Fortis-High Yield Series
Fortis-Diversified Income Series
Fortis-U.S. Gov't Securities Series

                 CASH
Fortis-Money Market Series

                 INTERNATIONAL BONDS
Mercury-Global Bond Series

The FBIC general account is the fixed rate investment option for these Policies.

A SEPARATE PROSPECTUS CONTAINS MORE INFORMATION ABOUT THE FORTIS SERIES FUND, INC. ("FUND" OR "FUNDS") IN WHICH WE INVEST THE AMOUNT THAT YOU ALLOCATE TO ANY OF THE ABOVE-LISTED VARIABLE INVESTMENT OPTIONS. YOUR INVESTMENT RESULTS IN ANY SUCH OPTION WILL DEPEND ON THOSE OF THE RELATED FUND. THEREFORE, YOU SHOULD BE SURE YOU ALSO READ THE FUND PROSPECTUS FOR ANY SUCH INVESTMENT OPTION YOU MAY BE INTERESTED IN.

HOW CAN I INVEST MONEY IN A POLICY?

    PREMIUM PAYMENTS. We call the investments you make in a Policy "premiums." The amount we recommend as your first premium varies depending on the specifics of your Policy and the insured person. We can refuse to accept a subsequent premium payment that is less than $25.00. (Policies issued in some states or automatic premium payment plans may have different minimums.) Otherwise, with a few exceptions mentioned below, you can make premium payments at any time and in any amount.

    LIMITS OF PREMIUM PAYMENTS. Federal tax law limits your ability to make certain very large amounts of premium payments (relative to the amount of your Policy's insurance coverage) and may impose penalties on amounts you take out of your Policy if you do not observe certain additional requirements. These tax law requirements are summarized further under "Tax Effects" beginning on page . We will monitor your premium payments to be sure that you do not exceed permitted amounts or inadvertently incur any tax penalties. We reserve the right to impose additional limits on the number or amount of premium payments. We currently have no intention of imposing such limits, except when the insured person does not provide us with adequate evidence that he/she continues to meet our requirements for issuing insurance.

    WAYS TO PAY PREMIUMS. Premiums must be by check or money order drawn on a U.S. bank in U.S. dollars and made payable to "Fortis Benefits Insurance Company." Premiums after the first premium must be sent directly to our Home Office at the appropriate address shown on page 1. We also accept premium payments by bank draft, wire, or by exchange from another insurance company. You may obtain further information about how to make premium payments by any of these methods from your Fortis representative or from our Home Office. Premium payments from salary deduction plans may be made only if we agree.

    DOLLAR COST AVERAGING. Dollar cost averaging is an investment strategy designed to reduce the risks that result from market fluctuations. The strategy spreads the allocation of your policy value over a period of time. This allows you to reduce the risk of investing most of your funds at a time when prices are high. The success of this strategy depends on market trends and your fund choices, and is not guaranteed.

    Under dollar cost averaging, we automatically make regular, periodic transfers of your policy value from one investment option to one or more of the other investment options that you choose. We make these transfers at the end of the first day of each month. You must have at least $5,000 of policy value to start dollar cost averaging. Each transfer under the program must be at least $50. You cannot participate in dollar cost averaging while also using automatic rebalancing (discussed below). Dollar cost averaging ceases upon your request, or if your policy value in the option being transferred from becomes exhausted.

    AUTOMATIC REBALANCING (Privileged Account Service). Privileged Account Service is an investment strategy which recognizes that different investment sectors perform relatively better at different times. The strategy periodically examines your investment mix and adjusts it to maintain proportions you specify. This is intended to increase your chance of realizing a gain on a fund that shows a sudden improvement in performance. The success of this strategy depends on market trends (and your fund choices) and is not guaranteed.

    Under Privileged Account Service, we automatically rebalance the proportion of your policy value in each investment option you specify. You tell us whether you want us to do the rebalancing quarterly, semi-annually, or annually. We rebalance on a calendar year basis. You must have a total accumulation value of at least $2,000 to begin automatic rebalancing. Over time, the differing investment results of each investment option will shift the percentage allocations of your policy value. The rebalancing feature will automatically transfer your policy value among the subaccounts back to the preset percentages you have selected. You cannot participate in this program while also participating in dollar cost averaging (discussed above). Rebalancing terminates upon your request.

HOW WILL THE VALUE OF MY INVESTMENT IN A POLICY CHANGE OVER TIME?

    YOUR POLICY VALUE. From each premium payment you make, we deduct the charges that we describe beginning on page , under "Deductions from each premium payment." We invest the rest in one or more of the investment options listed on page according to your instructions. We call the amount that is at any time invested under your Policy, your "policy value."

    YOUR INVESTMENT OPTIONS. We invest the policy value that you have allocated to any investment option (except our general account option) in shares of a Fund that follows investment practices, policies and objectives that are appropriate to that option. Over time, your policy value in any investment option will increase or decrease by the same amount as if you had invested in the related Fund's shares directly (and reinvested all dividends and distributions from the Fund in additional Fund shares); except that your policy value will be reduced by certain charges that we deduct. We describe these charges beginning on page
 , under "What charges will Fortis deduct from my policy value?"

    Other important information about the Funds that you can choose is included in the separate prospectus for those Funds. This includes information about the investment performance that each Fund's investment manager has achieved. Additional free copies of the Fund prospectus are available from your Fortis representative or from our Home Office.

    We invest any value you have allocated to our general account option as part of our general assets. We credit a fixed rate of interest on that policy value, which we declare from time to time. We guarantee that this will be at an effective annual rate of at least 4%. Although this interest increases the amount of any policy value that you have in our general account option, such policy value will also be reduced by any charges that are allocated to this option under the procedures described under "Allocation of charges" on page . The "asset-based monthly charge" described on page and the charges and expenses of the Funds discussed on pages below do not apply to our general account option.

    POLICIES ARE "NON-PARTICIPATING." The Policies are not "participating." Therefore, you will not be entitled to any dividends from Fortis.

WHAT IS THE BASIC AMOUNT OF INSURANCE ("DEATH BENEFIT") THAT FORTIS PAYS WHEN
  THE INSURED PERSON DIES?

    YOUR FACE AMOUNT OF INSURANCE. In your application to buy a Policy, you will tell us how much life insurance coverage you want on the life of the insured person. We call this the "face amount" of insurance.

    YOUR DEATH BENEFIT. The basic death benefit we will pay is reduced by any outstanding loans. You choose whether the basic death benefit is

     -  Option A - The face amount on the date of the insured person's death

     - Option B - The face amount plus the policy value on the date of death. Under Option B, your death benefit will tend to be higher than under Option A. However, the monthly insurance charge we deduct will also be higher to compensate us for our additional risk. Because of this, your policy value will tend to be higher under Option A than under Option B.

    We will automatically pay an alternative basic death benefit as described below, if it is higher than the basic Option A or Option B death benefit (whichever you have selected).

At issue, you may choose between two tests that may be used to determine if a Policy qualifies as life insurance as defined by Section 7702 of the Code. The test selected will determine how the alternative death benefit is calculated. Once a test is selected it cannot be changed. The two tests are the Guideline Premium Test and the Cash Value Accumulation Test.

Under either test, the death benefit at any point must be greater than the policy value times a specified percentage. Under the Guideline Premium Test those percentages are prescribed and vary only by the age of the insured. Under the Cash Value Accumulation Test, the percentages vary by the age and underwriting class of the insured. The prescribed percentages for the Guideline Premium Test are indicated in the following table:

AGE OF INSURED     MULTIPLE OF
   AT DEATH       POLICY VALUE
---------------  ---------------
40 or less               2.50
45                       2.15

AGE OF INSURED     MULTIPLE OF
   AT DEATH       POLICY VALUE
---------------  ---------------
50                       1.85
55                       1.50
60                       1.30
65                       1.20
70                       1.15
75                       1.05
80                       1.05
85                       1.05
90                       1.05
95+                      1.00

For ages not listed, the progression between the listed ages is constant.

The following table illustrates the applicable percentages under the Cash Value Accumulation Test for an male insured rated as standard non-smoker:

   AGE OF INSURED         APPLICABLE PERCENTAGE
---------------------  ---------------------------
             35                        X%
             45                        X
             55                        X
             65                        X
             75                        X

We reserve the right to increase the death benefit, return premium or send you a withdrawal of policy value, to make sure the Policy qualifies as life insurance under the test selected.

WHAT CHARGES WILL FORTIS DEDUCT FROM MY POLICY VALUE?

    ASSET-BASED MONTHLY CHARGE. We make a monthly deduction from your policy value that is then invested in any of the investment options (other than the general account option). The charge is based on annual effective percentage rates as follows:

UNLOANED
POLICY VALUE IN
VARIABLE SUBACCOUNTS                              YEARS 1-10         YEARS 11+
---------------------------------------------  -----------------  ---------------
$0 - $25,000.................................             X%                X%
$25,001 - $250,000...........................             X%                X%
$250,001 or more.............................             X%                X%

    The level of the annual effective percentage rate is not guaranteed. Rather, we have the right at any time to raise this rate under your Policy to not more than 1.2%.

    MONTHLY ADMINISTRATIVE CHARGE. We will deduct $4.50 per month from your policy value. Also, we have the right to raise this charge at any time to not more than $11.50 per month. While we do not currently do so, we also reserve the right to impose an additional monthly charge of up to $.13 per thousand dollars of face amount then in force.

    MONTHLY INSURANCE CHARGE. Every month we will deduct from your policy value a charge based on the cost of insurance rates applicable to your Policy on the date of the deduction and our "amount at risk" on that date. Our amount at risk is the difference between (a) the death benefit that would be payable if the insured person died on that date and (b) the then total policy value under the Policy. For otherwise identical Policies, a greater amount at risk results in a higher monthly insurance charge.

    For otherwise identical Policies, a higher cost of insurance rate also results in a higher monthly insurance charge. Our cost of insurance rates are guaranteed not to exceed those specified in your Policy. Our current rates are lower for insured persons in most age and risk classes, although we have the right at any time to raise these rates to not more than the guaranteed maximum.

    In general, our cost of insurance rates increase with the insured person's age. Therefore, the longer you own your Policy, the higher the cost of insurance rate will be. Also, our cost of insurance rates will generally be lower if the insured person is a female than if a male (except if the Policy is unisex).

    Similarly, our current cost of insurance rates are generally lower for non-smokers than smokers, and lower for persons that have other highly favorable health characteristics, as compared to those that do not. On the other hand, insured persons who present particular health, occupational or avocational risks may be charged higher cost of insurance rates as well as other additional charges.

    Finally, our current cost of insurance rates are lower for Policies having higher face amounts. The insurance charges are tiered according to face amount. There are five tiers with each succeeding tier being charged a lower cost of insurance rate than the rate for the preceding tier as follows:

                                                   PERCENTAGE OF THE FIRST
FACE AMOUNT TIER                                        TIER CHARGES
------------------------------------------------  -------------------------
$100,000 or less................................               100%
$100,001 - $300,000.............................              97.5%
$300,001 - 500,000..............................              95.0%
$500,001 - $1,000,000...........................              92.5%
$1,000,001 or more..............................              90.0%

    This means that the cost of insurance rate per thousand will be lower for the face amount of insurance within each succeeding tier. For example, a Policy with a $350,000 face amount would have a cost of insurance for the first $100,000, a lower rate for the next $200,000 of face amount and a still lower rate for the remaining $50,000 of face amount.

    DEDUCTIONS FROM EACH PREMIUM PAYMENT. While we don't currently have plans to do so, we reserve the right to impose an additional charge of up to 2.5% that would be deducted from each payment to more fully reimburse us for premium and other taxes that may be payable and are attributable to the Policies.

    MONTHLY CHARGES FOR ADDITIONAL BENEFIT RIDERS. We will deduct charges monthly from your policy value, if you select certain additional benefit riders. These are described beginning on page , under "What additional rider benefits might I select?"

    SURRENDER CHARGE. The Policies have a surrender charge that applies for the first 14 Policy years (and the first 14 years after any requested increase in the Policy's face amount). This charge is imposed when the Policy is surrendered or lapsed. The amount of the surrender charge depends on the face amount and the age of the insured person as follows:

INSURED PERSON'S AGE AT   SURRENDER CHARGE PER
TIME OF POLICY ISSUANCE    THOUSAND DOLLARS OF
          OR                 FACE AMOUNT OR
 FACE AMOUNT INCREASE     FACE AMOUNT INCREASE
-----------------------  -----------------------
            0-27                $    9.00
           28-34                $   10.00
           35-38                $   11.00
           39-42                $   12.00
           43-45                $   13.00
           46-48                $   14.00
           49-51                $   16.00
           52-53                $   18.00
           54-55                $   20.00

INSURED PERSON'S AGE AT   SURRENDER CHARGE PER
TIME OF POLICY ISSUANCE    THOUSAND DOLLARS OF
          OR                 FACE AMOUNT OR
 FACE AMOUNT INCREASE     FACE AMOUNT INCREASE
-----------------------  -----------------------
           56-57                $   22.00
           58-59                $   25.00
           60-61                $   29.00
           62-63                $   33.00
           64-65                $   38.00
           66-80                $   44.00

    Any amount of surrender charge decreases automatically by a constant amount each year beginning in the sixth year of its 14 year period referred to above until, in the fifteenth year, it is zero.

    TRANSACTION FEE. We reserve the right to charge a $25 transaction fee for each partial withdrawal and transfer of policy value, although we have no current plans to do so.

    CHARGE FOR TAXES. We can make a charge in the future for taxes we incur or reserves we set aside for taxes in connection with the Policies. This would reduce the investment experience of your policy value.

    ALLOCATION OF CHARGES. You may choose from which of your investment options we deduct all monthly charges except asset-based monthly charges. If you do not specify a choice, or if you do not have enough policy value in any investment option to comply with your selection, we will deduct these charges in proportion to the amount of value you then have in each investment option. Asset-based monthly charges will always be taken in proportion to your separate account values.

WHAT CHARGES AND EXPENSES WILL THE FUNDS DEDUCT FROM AMOUNTS I INVEST THROUGH MY
  POLICY?

    The Fund pays its investment management fees and other operating expenses. Because they reduce the investment return of a Fund, these fees and expenses also will reduce indirectly the return you will earn on any value that you have invested in that Fund. These charges and expenses for 1998 are as follows:

                                                  FORTIS SERIES FUND ANNUAL EXPENSES
                                       ---------------------------------------------------------
                                         FUND MANAGEMENT       OTHER FUND         TOTAL FUND
NAME OF FUND                                  FEES          OPERATING EXPENSE  OPERATING EXPENSE
-------------------------------------  -------------------  -----------------  -----------------
Money Market Series..................
U.S. Government Securities Series....
Diversified Income Series............
Global Bond Series...................
High Yield Series....................
Global Asset Allocation Series.......
Asset Allocation Series..............
Value Series.........................
Growth & Income Series...............
S&P 500 Index Series.................
Blue Chip Stock Series...............
International Stock Series...........
Mid Cap Stock Series.................
Small Cap Value Series...............
Global Growth Series.................
Large Cap Growth Series..............
Growth Stock Series..................
Aggressive Growth Series.............

    Each of the investment options has a different investment objective and is managed by Fortis Advisers, Inc. For several of the investment options Fortis Advisers, Inc. has retained a sub-adviser to provide investment research, advice and supervision. From its management fee, Fortis Advisers, Inc. pays the sub-advisers a fee as follows:

                                                                                                                   ANNUAL SUB-
NAME OF FUND                                             SUB-ADVISER                  AVERAGE NET ASSETS          ADVISORY FEE
----------------------------------------------  -----------------------------  ---------------------------------  -------------
Global Bond Series............................  Mercury Asset Management       For the first $100 million             .350%
                                                International Ltd.             For assets over $100 million           .225%

Global Asset Allocation.......................  Morgan Stanley Asset           For the first $100 million             .500%
                                                Management Limited             For assets over $100 million           .400%

S&P 500 Index Series..........................  The Dreyfus Corporation        All levels of assets                   .170%

Blue Chip Stock Series........................  T. Rowe Price                  For the first $100,000,000             .500%
                                                                               For assets over $100,000,000           .450%

International Stock Series....................  Lazard Asset Management        For the first $100 million For         .450%
                                                                               assets over $100 million               .375%

                                                                                                                   ANNUAL SUB-
NAME OF FUND                                             SUB-ADVISER                  AVERAGE NET ASSETS          ADVISORY FEE
----------------------------------------------  -----------------------------  ---------------------------------  -------------
Mid Cap Stock Series..........................  The Dreyfus Corporation        For the first $100 million             .500%
                                                                               For the next $150 million              .450%
                                                                               For assets over $250 million           .400%

Small Cap Value Series........................  Berger Associates, Inc.        For the first $50 million              .500%
                                                                               For assets over $50 million            .450%

Large Cap Growth Series.......................  Alliance Capital Management    For the first $100 million             .500%
                                                L.P.                           For the next $100 million              .450%
                                                                               For assets over $200 million           .400%

MUST I INVEST ANY MINIMUM AMOUNT IN A POLICY?

    PLANNED PERIODIC PREMIUMS. Your Policy will specify a "Planned Periodic Premium." This is the amount that you (within limits) choose to have us bill you. Our current practice is to bill quarterly, semi-annually or annually. You may also set up a monthly automatic bank draft. However, payment of these or any other specific amounts of premiums is not mandatory. You need to invest only enough to ensure either that your Policy's surrender value stays above zero ("Surrender value" is explained under "Full surrender" on page .) The less you invest, the more likely it is that your Policy's surrender value could fall to zero, as a result of the deductions we periodically make from your policy value.

    POLICY LAPSE AND REINSTATEMENT. If your Policy's surrender value does fall to zero, we will notify you and give you a grace period to pay at least the amount we estimate is necessary to keep your Policy in force for a reasonable time. If we don't receive your payment by the end of the grace period, your Policy and all riders will terminate without value, and all coverage under your Policy will cease. (The only exception is if the guarantee is in effect that is described below under "Recommended monthly minimum premiums for the Guaranteed Death Benefit." Although you can apply to have your Policy "reinstated" you must do this within 5 years, and you must present evidence that the insured person still meets our requirements for issuing coverage. Also, you would have to pay certain premium amounts that we require. In the Policy form itself, you will find additional information about the values and terms of a Policy after it is reinstated.

    RECOMMENDED MONTHLY MINIMUM PREMIUMS FOR THE GUARANTEED DEATH BENEFIT. The Policy specifies a "Recommended Monthly Minimum Premium" and a "Death Benefit Guarantee Period" in the policy schedule pages. On each monthly anniversary of the Policy during the guarantee period, we check to see if the cumulative amount of premiums actually paid is at least equal to the sum of the recommended monthly minimum premiums for all Policy months to date, including the Policy month then starting. So long as this test is met the Policy will not terminate (lapse) during the guarantee period, even if the surrender value is not sufficient to pay the monthly deduction.

    If the test is not met we will send you a notice of the minimum amount required to be paid. If this amount is not paid prior to the next monthly anniversary the guaranteed death benefit will terminate.

    At issue you can choose one of 3 options for a guarantee period: (a) 5 years (or if the insured is age 71 or more at issue, the greater of 2 years or until age 75); (b) to age 65; or (c) to age 85. If the insured is rated for higher mortality only option (a) is available. The choice cannot be changed after the Policy is issued. If the test is not met the guarantee period ends and cannot be reinstated. The guaranteed death benefit is not available in all states, and the guarantee period may be shorter in some states due to state limitations.

    The amount of premiums that must be paid to maintain the guaranteed death benefit will be increased by the cumulative amount of any loans and partial withdrawals you have taken from your Policy. The recommended monthly minimum premiums also will be higher following any requested increase in face amount or following the addition of (or increase in) certain rider benefits. On the other hand, the recommended monthly minimum premium will be lower following any requested face amount decrease, or the termination of (or decrease in) certain riders. We will send you an amended schedule page that will tell you what your new recommended monthly minimum premium is. None of the above-mentioned changes extends the guaranteed death benefit or establishes a new benefit period.

    Regardless of which option is chosen, there is no charge for the benefit during the period described in option (a) above. After the period described in option (a) has passed, the monthly charge for the option (b) guarantee period is $.03 per thousand dollars of face amount in effect under the Policy or under any supplemental term insurance riders, and $.06 per thousand of such face amount for the option (c) guarantee period.

    Although we will bill you for planned premiums, we will not send any specific bills for the amount of any recommended monthly minimum premium that is due.

HOW CAN I CHANGE MY POLICY'S INVESTMENT OPTIONS?

    FUTURE PREMIUM PAYMENTS. You may at any time change the investment options in which future premiums you pay will be invested. Your allocation must, however, be in whole percentages that total 100%.

    TRANSFERS OF EXISTING POLICY VALUE. You may also transfer your existing policy value from one investment option under the Policy to another. Unless you are transferring the entire amount you have in an investment option, each transfer must be at least $250. See "Additional Rights That We Have" beginning on page .

    You may make transfers at any time, except that transfers out of our general account option are limited to one transfer per year, and currently may not be for more than 50% of the general account policy value.

    MAXIMUM NUMBER OF INVESTMENT OPTIONS. We can at any time limit the number of investment options you may use. Our current rule is that you cannot use more than 19 different options over the life of your Policy.

HOW CAN I CHANGE MY POLICY'S INSURANCE COVERAGE?

    INCREASE IN COVERAGE. You may at any time request an increase in the face amount of coverage under your Policy. The minimum face amount increase is currently $5,000. You must, however, provide us with satisfactory evidence that the insured person continues to meet our requirements for issuing insurance coverage.

    We treat an increase in face amount in many respects as if it were the issuance of a new Policy. For example, the monthly insurance charge for the increase will be based in part on the age and risk class of the insured person at the time of the increase. Also, a new amount of surrender charge and recommended monthly minimum premium apply to the face amount increase.

    DECREASE IN COVERAGE. After the first Policy year, you may request a reduction in the face amount of coverage. The minimum remaining face amount must be $50,000 for issue ages 0-70, and $100,000 for issue ages 71-80 (or, if greater, the minimum amount that the tax law requires.)

    CHANGE OF DEATH BENEFIT OPTION. Once each year you may request us to change your coverage from death benefit Option A to B or vice-versa. If you change from Option A to B, we automatically reduce your Policy's face amount of insurance by the amount of your policy value (but not below the minimum face amount) at the time of the change. If you change from Option B to A, we automatically increase your Policy's face amount by the amount of your Policy's policy value.

    TAX CONSEQUENCES OF CHANGES IN INSURANCE COVERAGE. Please read "Tax Effects" starting on page of this prospectus to learn about possible tax consequences of changing your insurance coverage under your Policy.

WHAT ADDITIONAL RIDER BENEFITS MIGHT I SELECT?

    You can request that your Policy include the additional rider benefits described below. For most of the riders that you choose, a charge, which will be shown in the Policy schedule, will be deducted from your policy value on each monthly deduction date. Eligibility for and changes in these benefits are subject to our rules and procedures then in effect. More details are included in the form of each rider, which we suggest that you review if you choose any of these benefits. Availability and features may vary by state.

- WAIVER OF SELECTED AMOUNT RIDER, under which we will pay a monthly premium in an amount you select, so long as the insured person is totally disabled (as defined in the rider). The minimum amount you can select is $25. The maximum amount is determined by Fortis, but is at least equal to the monthly recommended minimum premium for your Policy (capped at the monthly recommended minimum premium for a $2 million dollar Policy). See the rider for further details.

- WAIVER OF MONTHLY DEDUCTIONS RIDER, under which we will waive all monthly charges under your Policy and riders that we otherwise would deduct from your policy value, so long as the insured person is totally disabled (as defined in the rider). While we are paying benefits under this rider we will not permit you to request any increase in the face amount of your Policy's coverage. Loan interest will not be paid for you under this rider, and the Policy could, under certain circumstances, lapse for nonpayment of loan interest.

   You may not select both a Waiver of Selected Amount Rider and a Waiver of Monthly Deductions Rider on the same Policy.

- ADDITIONAL INSURED RIDER, which provides term life insurance on the life of the insured person or on the life of one or more of the immediate family members of the insured person. This rider is convertible to a variable universal life policy available for conversions, under our published rules at the time of conversion.

- PRIMARY INSURED RIDER, which provides term life insurance on the life of the insured person. This rider is available only when the Policy is first issued. This rider is not convertible to another policy. However, you may exchange the coverage under the rider for a face amount increase in the same amount under the Policy.

- COST OF LIVING ADJUSTMENT RIDER, which provides for automatic increases in your Policy's face amount of insurance at certain specified dates and based on a specified index. After you have met our eligibility requirements for this rider, these increases will not require that evidence be provided to us about whether the insured person continues to meet our requirements for insurance coverage. These automatic increases are on the same terms (including additional charges) as any other face amount increase you request (as described under "Increase in coverage" on page 15). There is no additional charge for the rider itself, although the automatic increases in the face amount will increase the monthly insurance charge deducted from your policy value to pay for the additional coverage. The monthly recommended minimum premium will also increase.

- CHILD INSURANCE RIDER, which provides term life insurance coverage on the eligible children of the person insured under the Policy. This rider is convertible to individual life policies (except for term coverage) available for conversions, under our published rules at the time of conversion.

- ACCELERATED BENEFIT RIDER, which provides for a benefit to be requested if the Policy's insured person is diagnosed as having a terminal illness (as defined in the rider) and less than 12 months to live. The maximum amount you may receive under this rider prior to the insured person's death is $500,000. The accelerated payment will be discounted for twelve months' interest, and will be reduced by any outstanding policy loans. The interest rate discount will be equal to the lesser of (1) the rate set out by the Internal Revenue Code; (2) the Policy loan interest rate; or (3) 10%. There is no charge for this rider, but an administrative fee (not to exceed $300) will be charged at the time the benefit is paid.

   The accelerated benefit rider which forms a part of the Policy should be consulted for details regarding eligibility for, and the terms and limitations of, the benefit. Fortis Benefits can also furnish further information about the amount of the benefit available to you under your Policy.

    TAX CONSEQUENCES OF ADDITIONAL RIDER BENEFITS. Adding or deleting riders, or increasing or decreasing coverage under existing riders can have tax consequences. See "Tax Effects" starting on page . You should consult a qualified tax adviser.

HOW CAN I ACCESS MY POLICY VALUE?

    FULL SURRENDER. You may at any time surrender your Policy in full. If you do, we will pay you the policy value, less any Policy loans and interest, and less any surrender charge that then applies. We call this your "surrender value." Because of the surrender charge, it is unlikely that a Policy will have any surrender value during at least the first year unless you pay significantly more than the recommended monthly minimum premiums.

    PARTIAL WITHDRAWAL. Once each year after the first Policy year, you may make a partial withdrawal of your Policy's surrender value. If the Option A death benefit is then in effect, we will also automatically reduce your Policy's face amount of insurance by the amount of your withdrawal.

    We will not permit a partial withdrawal if it would cause your Policy to fail to qualify as life insurance under the tax laws or if it would cause your face amount to fall below the minimum allowed.

    You may choose the investment option or options from which money that you withdraw will be taken. Otherwise, we will allocate the withdrawal in proportion to the amount of policy value you then have in each investment option.

    POLICY LOANS. You may at any time borrow from us an amount equal to 90% of your policy value less surrender charges. After the later of 10 years or the insured's age 70, you may borrow 100% of the surrender value.

    We remove from your investment options an amount equal to your loan and hold that amount as collateral for the loan. We will credit your Policy with interest on this collateral amount at an effective annual rate of 4% (rather than any amount you could otherwise earn in one of our investment options), and we will charge you interest on your loan at an effective annual rate of not more than 7%. Loan interest is payable annually, on the Policy anniversary, in arrears. Any amount not paid by its due date will automatically be added to the loan balance as an additional loan. In most cases interest you pay on Policy loans will not be deductible on your tax returns.

    You may choose which of your investment options the loan will be taken from. If you do not so specify, we will take the loan pro-rata from each investment option that you then are using.

    You may repay all or part of your loan at any time. You must designate any loan repayment as such. Otherwise, we will treat it as a premium payment instead. We will invest any loan repayments you make in the investment options you request. In the absence of such a request we will invest the repayment in the same proportion as you then have selected for premium payments that we receive from you. Any unpaid loan will be deducted from the proceeds we pay following the insured person's death.

    ENHANCED LOAN INTEREST RATE. We will charge interest at a reduced rate of 4%, payable in arrears, on one Policy loan of up to 10% of the surrender value in each Policy year if (1) the surrender value is at least $10,000 or (2) the Policy has been in force for 10 years. The 10% limitation is raised to 15% for such loans obtained in Policy years in which the insured is 59 1/2 or older.

    MATURITY OF YOUR POLICY. The maturity date of the Policy is the date of death of the insured.

CAN I CHOOSE THE FORM IN WHICH FORTIS PAYS OUT THE PROCEEDS FROM MY POLICY?

    CHOOSING A PAYMENT OPTION. You may choose to receive the full proceeds from the Policy (and any riders) as a single sum. This includes proceeds that become payable upon the death of the insured person, or upon full surrender of the policy. Alternatively, you may elect that all or part of such proceeds be applied to one or more of the following payment options:

Option 1. Interest Payments

We will pay interest for a period of time that you select. At the end of the time selected we will pay the proceeds in a single sum or under another option selected when this option is chosen.

Option 2. Payments of a Fixed Amount or for a Fixed Period

    (1) We will make equal periodic payments for a period of time you select; or

    (2) We will make equal periodic payments in an amount you select until all proceeds are paid out.

Option 3. Life Income Payments

    (1) Life Annuity: A monthly income during the life of the payee; or

    (2) Life Annuity with a guaranteed Period: A monthly income with payments guaranteed for either 10 or 20 years, as you choose, continuing during the payee's lifetime.

    (3) Refund Life annuity: A monthly income with payments guaranteed for the number of months determined by dividing the proceeds by the first monthly payment. The payments continue during the payee's lifetime.

Option 4. Joint Life Income Payments

    You may name two payees to whom we will pay a joint monthly income during their joint lifetime. After either payee's death, we will make monthly payments equal to 2/3 of the joint monthly payment during the survivor's lifetime.

For options 3 and 4 the amount of the monthly payments depends on the type of income selected, the ages of the payees and the amount of the proceeds.

Additional payment options may also be available with our consent. We have the right to veto any payment option, if the payee is a corporation or other entity. You can read more about each of these options in our Policy form and in the separate form of payment contract that we issue when any such option takes effect.

    Within 60 days after the insured person's death, any payee entitled to receive proceeds as a single sum may elect one or more payment options.

    Interest rates that we credit under each option will be at least 3 1/2%.

    CHANGE OF PAYMENT OPTION. You may change any payment option you have elected at any time while the Policy is in force.

    TAX IMPACT. If a payment option is chosen you or your beneficiary may have tax consequences. You therefore should consult with a qualified tax adviser before deciding whether to elect one or more payment options.

TO WHAT EXTENT CAN FORTIS VARY THE TERMS AND CONDITIONS OF THE POLICIES IN
  PARTICULAR CASES?

    Listed below are some variations we may make in the terms of a Policy. Any variations will be made only in accordance with uniform rules that we establish from time to time and apply evenly to all our customers. See Additional Rights That We Have on page .

    POLICIES PURCHASED THROUGH "INTERNAL ROLLOVERS." We maintain published rules that describe the procedures necessary to replace the other life insurance we issue with one of the Policies. Not all types of other insurance we issue are eligible to be replaced with one of the Policies.

    POLICIES PURCHASED THROUGH TERM LIFE CONVERSIONS. Also, we maintain rules about how to convert term insurance to a Policy. This is referred to as a term conversion. Term conversions are available to owners of term life insurance we have issued. Any right to a term conversion is stated in the term life insurance policy.

    STATE LAW REQUIREMENTS. Fortis is subject to the insurance laws and regulations in every jurisdiction in which the Policies are sold. As a result, various time periods and other terms and conditions described in this prospectus may vary depending on where you reside. These variations will be reflected in your Policy and riders, or related endorsements.

    VARIATIONS IN EXPENSES OR RISKS. Fortis may vary the charges and other terms of the Policies where special circumstances result in sales or administrative expenses, mortality risks, or other risks that are different from those normally associated with the Policies. These variations will not be unfairly discriminatory to the interests of other Policy owners.

HOW WILL MY POLICY BE TREATED FOR INCOME TAX PURPOSES?

    Generally, death benefits paid under a Policy are not subject to income tax, and earnings on your policy value are not subject to income tax as long as we do not pay them out to you. If we do pay any amount of your policy value upon surrender or partial withdrawal, all or part of that distribution may be treated as a return of the premiums you paid, and therefore not subject to income tax.

    Amounts you receive as Policy loans are not taxable to you, unless you have paid such a large amount of premiums that your Policy becomes what the tax law calls a "modified endowment contract." In that case, the loan will be taxed as if it were a partial withdrawal. Furthermore, loans, partial withdrawals and other distributions from a modified endowment contract may require you to pay additional taxes and penalties that otherwise would not apply.

    For further information about the tax consequences of owning a Policy, please read "Tax Effects" starting on page .

HOW DO I COMMUNICATE WITH FORTIS?

    When we refer to "you" we mean the person who is duly authorized to take any contemplated action with respect to a Policy. Generally, this is the owner named in the Policy. Where a Policy has more than one owner, each owner generally must join in any requested action, except for transfers and changes in the allocation of future premiums or charges among the investment options.

    GENERAL. You should mail or express checks and money orders for premium payments and loan repayments directly to our Home Office at the appropriate address shown on page 1.

    The following requests must be made in writing, signed and dated by you: transfer of policy value; loan; full surrender; partial withdrawal, change of beneficiary or contingent beneficiary; change of allocation percentages for premium payments, loan repayments or charges; change of death benefit option or manner of death benefit payment; increase or decrease in face insurance amount; addition or cancellation of, or other action with respect to, any rider benefits; election of a payment option for Policy proceeds; tax withholding elections; and telephone transaction privileges. You should mail these requests to our Home Office. You should also communicate notice of the insured person's death, and related documentation, to our Home Office.

    We have special forms which should be used for loans, assignments, partial withdrawal and surrenders, changes of owner or beneficiary, and all other contractual changes. A Service Request form covering many of these transactions is attached to the back of this prospectus. You will be asked to return your Policy when you request a full surrender. You may also obtain these forms from our Home Office or from your Fortis representative. Each communication must include your name, Policy number and, if you are not the insured person, that person's name. We cannot process any requested action that does not include all required information.

    TELEPHONE TRANSACTIONS. If you have a completed telephone authorization form on file with us, you may make transfers, or change the allocation of future premium payments or deduction of charges, by telephone, subject to the terms of the form. We will honor telephone instructions from any person who provides the correct information, so there is a risk of possible loss to you if unauthorized persons use this service in your name. Our current procedure is that only the owner or your Fortis representative may make a transfer request by phone. We are not liable for any acts or omissions based upon instructions that we reasonably believe to be genuine. Our procedures include verification of the Policy number, the identity of the caller, both the insured person's and owner's names, and a form of personal identification from the caller. We will mail you a prompt written confirmation of the transaction. If many people seek to make telephone requests at or about the same time, or if our telephone equipment malfunctions, it may be impossible for you to make a telephone request at the time you wish. If this occurs, you should submit a written request. The phone number for telephone requests is 1-800-800-2000, Ext. 3028.

                 ILLUSTRATIONS OF HYPOTHETICAL POLICY BENEFITS

    To help clarify how our Policies work, we have prepared the following tables:

                                                       PAGE TO SEE IN THIS
TABLE                                                      PROSPECTUS
---------------------------------------------------  -----------------------
Death benefit Option A
  Current charges..................................
  Guaranteed Maximum Charges.......................
Death Benefit Option B
  Current Charges..................................
  Guaranteed Maximum Charges.......................

    The tables show how death benefits, policy values and surrender values ("the Policy benefits") of the Policy would vary over time if the investment options had constant hypothetical gross investment returns of 0%, 6% or 12% over the years covered by the table.

    The tables are based on a face amount of $xxxxx for a xx year-old male non-smoker who is a better-than-average mortality risk. Planned premium payments of $xxxxx are assumed to be paid at the beginning of each Policy year. The illustrations assume no Policy loan has been taken and that the Guideline Premium Test is being used to determine the alternative death benefit. The difference in the tables between policy values and surrender values during the first eleven Policy years is the amount of surrender charges.

    Separate tables are included to illustrate both current and guaranteed maximum charges for the Policy. The charges assumed in the current charge tables include the asset-based monthly charge, current monthly insurance charges, and the monthly administrative charge. The guaranteed maximum charge tables assume that these charges will be a asset-based monthly charge at the annual effective rate of 1.2%, guaranteed maximum insurance charges, a monthly administrative charge of $11.50 plus $.13 per thousand of face amount, and a 2.5% charge on all premium payments.

    The charges assumed by both the current and guaranteed maximum charge tables also include xx% for the expenses of the Funds, which is the unweighted average of the advisory fees payable with respect to each Fund, after all reimbursements, as shown on pages xxx, plus the weighted average of all other operating expenses of each such Fund after all reimbursements, as shown on page xx.

    The second column of each table shows the effect of an amount equal to the premiums invested to earn interest, after taxes, of 5% compounded annually.

    INDIVIDUAL ILLUSTRATIONS. On request, we will send you a comparable illustration based on your Policy's features.

                           [to be filed by amendment]

                             ADDITIONAL INFORMATION

    A general overview of the Policies appears at pages 1 through . The additional information that follows gives more details, but generally does NOT repeat what is set forth above.

                                            PAGE TO SEE
CONTENTS OF ADDITIONAL INFORMATION      IN THIS PROSPECTUS
--------------------------------------  -------------------
Fortis Benefits/Fortis Financial
 Group................................
The Separate Account..................
Tax Effects...........................
Voting Privileges.....................
Your Beneficiary......................
Assigning Your Policy.................
More About Policy Charges.............
Effective Date of Policy and Related
 Transactions.........................
More about Our General Account
 Option...............................
Distribution of the Policies..........
Payment of Policy Proceeds............
Adjustments to Death Benefit..........
Additional Rights That We Have........
Performance Information...............
Our Reports to Policy Owners..........
Fortis Management.....................
Legal Matters.........................
Independent Auditors..................
Actuarial Experts.....................

    SPECIAL WORDS AND PHRASES. If you want more information about any words or phrases that you read in this prospectus, you may wish to refer to the Index of words and Phrases that appears at the end of this prospectus (page ). That index will tell you on what page you can read more about many of the words and phrases that we use.

FORTIS BENEFITS/FORTIS FINANCIAL GROUP

    We are Fortis Benefits Insurance Company ("Fortis"), a stock life insurance company that was founded in 1910. Fortis is a Minnesota corporation and is qualified to sell life insurance and annuity contracts in all states except New York. Fortis is an indirect, wholly-owned subsidiary of Fortis, Inc. which is itself indirectly owned 50% by Fortis (NL) and 50% by Fortis (B). Fortis, Inc. manages the United States operations for these two companies.

    Fortis is a member of the Fortis Financial Group, a joint effort of Fortis Benefits, Fortis Advisers, Inc., Fortis Investors, Inc. and Fortis Insurance Company, offering mutual funds, annuities and life insurance products.

    Fortis (NL) of the Netherlands and Fortis (B) of Belgium, are diversified financial services companies which began operations in the early 1800's. Fortis
(NL) and Fortis (B) have merged their operating companies under the trade name of Fortis.

THE SEPARATE ACCOUNT

    We hold the Mutual Fund shares in which any of your policy value is invested in our Variable Account C. Variable Account C is a "separate account," as defined by the SEC and is registered as a unit investment trust with the SEC under the Investment Company Act of 1940. We created the separate account on March 16, 1986 under Minnesota law.

    For record keeping and financial reporting purposes, Variable Account C is divided into separate subaccounts each corresponding to one of the available investment options (other than our general account option). We hold the Fund shares in which we invest your policy value for an investment option in its corresponding subaccount.

    The assets in the separate account are our property. Nevertheless, the assets in the separate account would be available only to satisfy the claims of owners of the Policies, to the extent they have allocated their policy value to the separate account. Our other creditors could reach only those separate account assets (if any) that are in excess of the amount of our reserves and liabilities under the Policies with respect to the separate account.

TAX EFFECTS

    This discussion is based on current federal income tax law and interpretations. It assumes that the Policy owner is a natural person who is a U.S. citizen and resident. The tax effects on corporate taxpayers, non-U.S. residents or non-U.S. citizens, may be different. This discussion is general in nature, and should not be considered tax advice, for which you should consult a qualified tax adviser.

    GENERAL. A Policy will be treated as "life insurance" for federal income tax purposes if (a) it meets the definition of life insurance under Section 7702 of the Internal Revenue Code of 1986 ("the Code"), and (b) for as long as the investments made by the underlying Funds satisfy certain investment diversification requirements under Section 817(h) of the Code. We believe that the Policies will meet these requirements and that:

- the death benefit received by the beneficiary under your Policy will not be subject to federal income tax; and

- increases in your policy value as a result of interest or investment experience will not be subject to federal income tax unless and until there are certain distributions from your Policy, such as a surrender or a partial withdrawal.

The federal income tax consequences of a distribution from your Policy can be affected by whether your Policy is determined to be a "modified endowment contract" (which is discussed below). In all cases, however, the character of all income that is described below as taxable to the payee will be ordinary income (as opposed to capital gain).

    MODIFIED ENDOWMENT CONTRACT STATUS. Your Policy will be a "modified endowment contract" if, at any time during the first seven Policy years, you have paid a cumulative amount of premiums that exceeds the premiums that would have been paid by that time under a similar fixed-benefit insurance policy that was designed (based on certain assumptions mandated under the Code) to provide for paid-up future benefits after the payment of seven level annual premiums. This is called the "seven-pay" test.

    Whenever there is a "material change" under a Policy, the Policy will generally be (a) treated as a new contract for purposes of determining whether the Policy is a modified endowment contract, and (b) subjected to a new seven-pay period and a new seven-pay limit. The new seven-pay limit would be determined taking into account, under a prescribed formula, the policy value at the time of such change. A materially changed Policy would be considered a modified endowment if it failed to satisfy the new seven-pay limit. A material change for these purposes could occur as a result of a change in death benefit option, the selection of additional rider benefits, an increase in your Policy's face amount of coverage, and certain other changes.

    If your Policy's benefits are reduced during the first seven Policy years (or within seven years after a material change), the calculated seven-pay premium limit will be redetermined based on the reduced level of benefits and applied retroactively for purposes of the seven-pay test. (Such a reduction in benefits could include, for example, a decrease in face amount you request or, in some cases, a partial withdrawal or termination of additional benefits under a rider.) If the premiums previously paid are greater than the recalculated seven-payment premium level limit, the Policy will become a modified endowment contract. A life insurance policy that is received in tax-free exchange for a modified endowment contract will also be considered a modified endowment contract.

    OTHER EFFECTS OF POLICY CHANGES. Changes made to your Policy (for example, a decrease in benefits or a lapse or reinstatement of your Policy) may also have other effects on your Policy. Such effects may include impacting the maximum amount of premiums that can be paid under your Policy, as well as the maximum amount of policy value that may be maintained under your Policy.

    TAXATION OF PRE-DEATH DISTRIBUTION IF YOUR POLICY IS NOT A MODIFIED ENDOWMENT CONTRACT. As long as your Policy remains in force during the insured person's lifetime, as a non-modified endowment contract, a Policy loan will be treated as indebtedness, and no part of the loan proceeds will be subject to current federal income tax. Interest paid on the loan generally will not be tax deductible.

    After the first 15 Policy years, the proceeds from a partial withdrawal will not be subject to federal income tax except to the extent such proceeds exceed your "basis" in your Policy. Your basis generally will equal the premiums you have paid, less the amount of any previous distributions from your Policy that were not taxable. During the first 15 Policy years, the proceeds from a partial withdrawal could be subject to federal income tax, under a complex formula, to the extent that your policy value exceeds your basis in your Policy.

    Upon full surrender, any excess in the amount of proceeds we pay (including amounts we use to discharge any Policy loan) over your basis in the Policy, will be subject to federal income tax. In addition, if a Policy terminates after a grace period while there is a policy loan, the cancellation of such loan and accrued loan interest will be treated as a distribution and could be subject to tax under the above rules. Finally, If you make an assignment of rights or benefits under your Policy you may be deemed to have received a distribution from your Policy, all or part of which may be taxable.

    TAXATION OF PRE-DEATH DISTRIBUTIONS IF YOUR POLICY IS A MODIFIED ENDOWMENT CONTRACT. If your Policy is a modified endowment contract, any distribution from your Policy during the insured person's lifetime will be taxed on an "income-first" basis. Distributions for this purpose include a loan (including any increase in the loan amount to pay interest on an existing loan or an assignment or a pledge to secure a loan) or partial withdrawal. Any such distributions will be considered taxable income to you to the extent your policy value exceeds your basis in the Policy. For modified endowment contracts, your basis is similar to the basis described above for other Policies, except that it also would be increased by the amount of any prior loan under your Policy that was considered taxable income to you. For purposes of determining the taxable portion of any distribution, all modified endowment contracts issued by the same insurer (or its affiliate) to the same owner (excluding certain qualified plans) during any calendar year are aggregated. The U.S. Treasury Department has authority to prescribe additional rules to prevent avoidance of "income-first" taxation on distributions from modified endowment contracts.

    A 10% penalty tax also will apply to the taxable portion of most distributions from a Policy that is a modified endowment contract. The penalty tax will not, however, apply to distributions (i) to taxpayers 59 1/2 years of age or older, (ii) in the case of a disability (as defined in the Code) or (iii) received as part of a series of substantially equal periodic annuity payments for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. If your Policy terminates after a grace period while there is a Policy loan, the cancellation of such loan will be treated as a distribution to the extent not previously treated as such and could be subject to tax, including the 10% penalty tax, as described above. In addition, upon a full surrender any excess of the proceeds we pay (including any amounts we use to discharge any loan) over your basis in the Policy, will be subject to federal income tax and, unless an exception applies, the 10% penalty tax.

    Distributions that occur during a Policy year in which your Policy becomes a modified endowment contract, and during any subsequent Policy years, will be taxed as described in the two preceding paragraphs. In addition, distributions from a Policy within two years before it becomes a modified endowment contract also will be subject to tax in this manner. This means that a distribution made from a Policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract. The Treasury Department has been authorized to prescribe rules which would treat similarly other distributions made in anticipation of a policy becoming a modified endowment contract.

    POLICY LAPSES AND REINSTATEMENTS. A Policy which has lapsed may have the tax consequences described above, even though you may be able to reinstate that Policy. For tax purposes, some reinstatements may be treated as the purchase of a new insurance contract.

    ACCELERATED BENEFIT RIDER. Amounts received under an insurance policy on the life of an individual who is terminally ill, as defined by the Code, are generally excludable from the payee's gross income. We believe that the benefits provided under our accelerated benefit rider meet the Code's definition of terminally ill and can qualify for this income tax exclusion. This exclusion does not apply, however, to amounts paid to someone other than the insured person, if the payee has an insurable interest in the insured person's life because the insured is a director, officer or employee of the payee or by reason of the insured person being financially interested in any trade or business carried on by the payee.

    DIVERSIFICATION. Under Section 817(h) of the Code, the Treasury Department has issued regulations that implement investment diversification requirements. Failure by us to comply with these regulations would disqualify, your Policy as a life insurance policy under Section 7702 of the Code. If this were to occur, you would be subject to federal income tax on the income under the Policy for the period of the disqualification and for subsequent periods. Our separate account, through the Funds, intends to comply with these requirements.

    In connection with the issuance of then temporary diversification regulations, the Treasury Department stated that it anticipated the issuance of guidelines prescribing the circumstances in which the ability of a policy owner to direct his or her investment to particular Funds within a separate account may cause the policy owner, rather than the insurance company, to be treated as the owner of the assets in the account. If you were considered the owner of the assets of the separate account, income and gains from the account would be included in your gross income for federal income tax purposes. Under current law, however, we believe that Fortis, and not the owner of a Policy, would be considered the owner of the assets of our separate account.

    ESTATE AND GENERATION SKIPPING TAXES. If the insured person is the Policy's owner, the death benefit under a Policy will generally be includable in the owner's estate for purposes of federal estate tax. If the owner is not the insured person, under certain conditions, only an amount approximately equal to the surrender value of the Policy would be includable. Federal estate tax is integrated with federal gift tax under a unified rate schedule. In general, estates less than $625,000 (or larger amounts specified in the Code to commence in certain future years) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes.

    As a general rule, if a "transfer" is made to a person two or more generations younger than the Policy's owner, a generation skipping tax may be payable at rates similar to the maximum estate tax rate in effect at the time. The generation skipping tax provisions generally apply to "transfers" that would be subject to the gift and estate tax rules. Individuals are generally allowed an aggregate generation skipping tax exemption of $1 million. Because these rules are complex, you should consult with a qualified tax adviser for specific information, especially where benefits are passing to younger generations.

    The particular situation of each Policy owner, insured person or beneficiary will determine how ownership or receipt of Policy proceeds will be treated for purposes of federal estate and generation skipping taxes, as well as state and local estate, inheritance and other taxes.

    EMPLOYEE BENEFIT PROGRAMS. Complex rules may apply when a Policy is held by an employer or a trust, or acquired by an employee, in connection with the provision of employee benefits. These Policy owners must consider whether the Policy was applied for by or issued to a person having an insurable interest under applicable state law and with the insured person's consent. The lack of an insurable interest or consent may, among other things, affect the qualification of the Policy as life insurance for federal income tax purposes and the right of the beneficiary to receive a death benefit.

    ERISA. Employers and employer-created trusts may be subject to reporting, disclosure and fiduciary obligations under the Employee Retirement Income Security Act of 1974. You should consult a qualified legal adviser.

    OUR TAXES. The operations of our Variable Account C are reported in our federal income tax return, but we currently pay no income tax on the separate account's investment income and capital gains, because these items are, for tax purposes, reflected in our variable life insurance policy reserves. Therefore, no charge is currently being made to the separate account for taxes. We reserve the right to make a charge in the future for taxes incurred; for example, a charge to the separate account for income taxes incurred by us that are attributable to the Policies.

    We may have to pay state, local or other taxes in addition to applicable taxes based on premiums. At present, these taxes are not substantial. If they increase, charges may be made for such taxes when they are attributable to our separate account or to the Policies.

    The Funds in which your policy value is invested may elect to pass through to Fortis taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to Fortis. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld which are also passed through. These credits may provide a benefit to Fortis.

    WHEN WE WITHHOLD INCOME TAXES. Generally, unless you provide us with an election to the contrary before we make the distribution, we are required to withhold income tax from any proceeds we distribute as part of a taxable transaction under your Policy. In some cases, where generation skipping taxes may apply, we may also be required to withhold for such taxes unless we are provided satisfactory written notification that no such taxes are due.

    TAX CHANGES. The U.S. Congress frequently considers legislation that, if enacted, could change the tax treatment of life insurance policies. In addition, the Treasury Department may amend existing regulations, issue regulations on the qualification of life insurance and modified endowment contracts, or adopt new interpretations of existing law. State and local tax law or, If you are not a U.S. citizen and resident, foreign tax law, may also affect the tax consequences to you, the insured person or your beneficiary, and are subject to change. Any changes in federal state, local or foreign tax law or interpretation could have a retroactive effect. We suggest you consult a qualified tax adviser.

VOTING PRIVILEGES

    You will be entitled to instruct us how to vote the Fund shares held in the subaccounts of Variable Account C and attributable to your Policy at meetings of shareholders of the Funds. The number of votes for which you may give directions will be determined as of the record date for the meeting. The number of votes you are entitled to direct with respect to a particular Fund is equal to (a) your policy value invested in that Fund divided by (b) the net asset value of one share of that Fund. Fractional votes will be recognized. Variable Account C will vote all shares of each Fund that it holds of record in the same proportions as those shares for which we have received instructions from owners participating in that Fund through the separate account.

    If you are entitled to give us voting instructions, we will send you proxy material and a form for providing such instructions. In certain cases, we may disregard instructions relating to changes in a Fund's investment manager or its investment policies. We will advise you if we do and detail the reasons in our next report to Policy owners.

    Fortis reserves the right to modify these procedures in any manner consistent with applicable legal requirements and interpretations as in effect from time to time.

YOUR BENEFICIARY

    You name your beneficiary when you apply for a Policy. The beneficiary is entitled to the insurance benefits of the Policy. You may change the beneficiary during the insured person's lifetime. We also require the consent of any irrevocably named beneficiary. A new beneficiary designation is effective as of the date you sign it, but will not affect any payments we may make before we receive it. If no beneficiary is living when the insured person dies, we will pay the insurance proceeds to the owner or the owner's estate.

ASSIGNING YOUR POLICY

    You may assign (transfer) your rights in a Policy to someone else as collateral for a loan or for some other reason, if we agree. Two copies of the assignment must be forwarded to us. We are not responsible for any payment we make or any action taken before we receive due and complete notice of the assignment in good order. Nor are we responsible for the validity of the assignment. An absolute assignment is a change of ownership. All collateral assignees of record must consent to any full surrender, partial withdrawal, loan or payment from a Policy under an accelerated benefit rider. Because there may be unfavorable tax consequences, including recognition of taxable income and the loss of income tax-free treatment for any death benefit payable to the beneficiary, you should consult a qualified tax adviser prior to making an assignment.

MORE ABOUT POLICY CHARGES

    PURPOSE OF OUR CHARGES. The charges under the Policies are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Policies. They are also designed, in the aggregate, to compensate us for the risks we assume and services that we provide under the Policies. These include mortality risks (such as the risk that insured persons will, on average, die before we expect, thereby increasing the amount of claims we must pay); investment risks (such as the risk that adverse investment performance will make it more costly for us to provide the guaranteed death benefit or reduce the amount of our charge fee revenues below what we anticipate); sales risks (such as the risk that the number of Policies we sell and the premiums we receive, net of withdrawals, are less than we expect thereby depriving us of expected economies of scale); regulatory risks (such as the risk that tax or other regulations may be changed in ways adverse to issuers of variable life insurance policies); and expense risks (such as the risk that the costs of administrative services that the Policies require us to provide will exceed what we currently project).

    If the charges that we collect from the Policies exceed our total costs in connection with the Policies, we will earn a profit. Otherwise we will incur a loss.

    The monthly administrative charge that we deduct has been designed primarily to compensate us for the continuing administrative functions we perform in connection with the Policies. The current monthly insurance charge has been designed primarily to provide funds out of which we can make payments of death benefits under the Policies as insured persons die.

    Any excess from the charges discussed in the preceding paragraph, as well as revenues from the asset-based monthly charge, are primarily intended (a) to defray other expenses in connection with the Policies (such as the costs of processing applications for Policies and other unreimbursed administrative expenses, costs of paying sales commissions and other marketing expenses for the Policies, and costs of paying death claims if the mortality experience of insured persons is worse than we expect), (b) to compensate us for the risks we assume under the Policies, or (c) to compensate us for state and local taxes we have to pay when we receive a premium from you, as well as similar federal taxes we incur as a result of premium payments or (d) otherwise to be retained by us as profit. The surrender charge has also been designed primarily for these purposes.

    Although the preceding paragraphs describe the primary purposes for which charges under the Policies have been designed, these distinctions are imprecise and subject to considerable change over the life of a Policy. We have full discretion to retain or use the revenues from any charge or charge increase for any purpose, whether or not related to the Policies.

    CHANGE OF SMOKER STATUS. If the person insured under your Policy is a smoker, you may apply to us for an improved risk class if the insured person meets our then applicable requirements for demonstrating that he or she has ceased smoking for a sufficient period. Any change from smoker to non-smoker risk class will take effect on the next monthly anniversary, and the non-smoker rates for the coverage under the Policy will be applied retroactively for the 12 months prior to the date of the change.

    GENDER NEUTRAL POLICIES. Congress and the legislatures of various states have from time to time considered legislation that would require insurance rates to be the same for males and females of the same age, rating class and smoker status. In addition, employers and employee organizations should consider, in consultation with counsel, the impact of Title W of the Civil Rights Act of 1964 on the purchase of a policy in connection with an employment-related insurance or benefit plan. In a 1983 decision, the United States Supreme Court held that, under Title VII, optional annuity benefits under a deferred compensation plan could not vary on the basis of sex.

    COST OF INSURANCE RATES. Because of face amount increases, different cost of insurance rates may apply to different increments of face amount under your Policy. If so, we attribute your policy value in proportion to the increments of face amount in order to compute our net amount at risk at each cost of insurance rate. See "Monthly Insurance Charge" beginning on page .

EFFECTIVE DATE OF POLICY AND RELATED TRANSACTIONS

    VALUATION DATES, TIMES, AND PERIODS. We generally compute values under Policies on each day that we are open for business except, with respect to any investment option, days on which the related Fund does not value its shares. We call each such day a "valuation date."

    We compute policy values as of 3:00 p.m., Central time, on each valuation date. We call this our "close of business." We call the time from the close of business on one valuation date to the close of business of the next valuation date a "valuation period."

    DATE OF RECEIPT. Generally we consider that we have received a premium payment or another communication from you on the day we actually receive it in full and proper order at our Home Office. If we receive it after the close of business on any valuation date, however, we consider that we have received it on the day following that valuation date.

    COMMENCEMENT OF INSURANCE COVERAGE. After you apply for a Policy, it can sometimes take up to several weeks for us to gather and evaluate all the information we need to decide whether to issue a Policy to you and if so, what the insured person's insurance risk class should be. We will not pay a death benefit under a Policy unless (a) it has been delivered to and accepted by the owner and at least the first premium has been paid, and (b) at the time of such delivery and payment, there have been no adverse developments in the insured person's health or risk of death. However, if you pay at least the minimum first premium payment with your application for a Policy, we will provide temporary coverage of up to $300,000 if the insured person meets certain medical and risk requirements. The terms and conditions of this coverage are described in our "Temporary Insurance Agreement." You can obtain a copy from our Home Office by writing to the address shown on the first page of this prospectus or from your Fortis representative.

    POLICY DATE, POLICY MONTHS AND YEARS. After we approve an application for a Policy and assign an appropriate insurance risk class, we prepare the Policy. The day we begin to deduct charges will appear on page 3 of your Policy and is called the "policy date." When temporary insurance has been provided, the policy date will ordinarily be the date of Part 1 of the insurance application. When no temporary insurance has been provided, the policy date will ordinarily be three days after the date the application is approved. Policy months and years are measured from the policy date. In order to preserve a younger age at issue for the insured person we may assign a policy date to a Policy that is up to 6 months earlier than otherwise would apply.

    MONTHLY ANNIVERSARIES. Each charge that we deduct monthly is assessed against your policy value at the close of business on the date of issue and at the end of each subsequent valuation period that includes the first day of a Policy month. We call these "monthly anniversaries."

    COMMENCEMENT OF INVESTMENT PERFORMANCE. The first premium payment will be allocated automatically to the general account as of the later of the policy date or the date the payment is received, and assuming the Policy goes into effect, will earn a rate of return. These payments will be held in the general account generally until the twentieth day after the Policy is mailed for delivery. Then, all premiums plus any earnings will be re-allocated among the general account and the variable investment options according to the selections you have made.

    EFFECTIVE DATE OF OTHER PREMIUM PAYMENTS AND REQUESTS THAT YOU
MAKE. Premium payments (after the first) and transactions implemented in response to requests and elections made by you are generally effected at the end of the valuation period in which we receive the payment, request or election and based on prices and values computed as of that same time. Exceptions to this general rule are as follows:

- Increases or decreases you request in the face amount of insurance, and reinstatements of Policies that have lapsed take effect on the Policy's monthly anniversary on or next following our approval of the transaction;

- We may return premium payments if we determine that such premiums would cause your Policy to become a modified endowment contract or to cease to qualify as life insurance under federal income tax law;

- If you exercise the right to return your Policy described on the first page of this prospectus, your coverage will end when you mail us your Policy or deliver it to your Fortis representative; and

- If you pay a premium in connection with a request which requires our approval, your payment will be applied when received rather than following the effective date of the change requested so long as your coverage is in force and the amount paid will not cause you to exceed premium limitations under the Code. If we do not approve your request, no premium will be refunded to you except to the extent necessary to cure any violation of the maximum premium limitations under the Code. This procedure will not apply to premiums remitted in connection with reinstatement requests.

MORE ABOUT OUR GENERAL ACCOUNT OPTION

    OUR GENERAL ACCOUNT. Our general account assets are all of our assets that we do not hold in legally segregated separate accounts. Our general account supports our obligations to you under your Policy's general account option. Because of applicable exemptive provisions, no interest in this option has been registered under the Securities Act of 1933; nor is our general account an investment company under the Investment Company Act of 1940. We have been advised that the staff of the SEC has not reviewed the disclosures that are included in this prospectus for your information about our general account option. Those disclosures, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

    HOW WE DECLARE INTEREST. We can at any time change the rate of interest we are paying on any policy value allocated to our general account option, but it will always be at an effective annual rate of at least 4%.

    Under these procedures, it is likely that at any time different interest rates will apply to different portions of your policy value, depending on when each portion was allocated to our general account option. Any charges, partial withdrawals, or loans that we take from any policy value that you have in our account option will be taken from each portion in reverse chronological order based on the date that policy value was allocated to this option.

DISTRIBUTION OF THE POLICIES

    Fortis Investors, Inc. ("Investors") is the principal underwriter of the Policies. Its principal office is 500 Bielenberg Drive, Woodbury, MN 55125. Investors is a Minnesota Corporation. It is registered with the SEC as a broker-dealer under the Securities Exchange Act of 1934 ("1934 Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). Investors is also the principal underwriter for Variable Account D of Fortis Benefits, First Fortis Life Insurance Company's Separate Account A and Variable Account C, Fortis Advantage Portfolios, Inc., Fortis Capital Fund, Inc., Fortis Growth Fund, Inc., Fortis Tax-Free Portfolios, Inc., Fortis Money Fund, Inc., Fortis Income Portfolios, Inc., Fortis Worldwide Portfolios, Inc., and Special Portfolios, Inc.

    Fortis has an agreement with Investors for promotion and distribution of the Policies. Investors has sales agreements with its registered representatives, as well as various broker-dealers and banks under which the Policies will be sold by registered representatives of the broker-dealers or employees of the banks. These registered representatives and employees are also required to be authorized under applicable state regulations as life insurance agents to sell variable life insurance. The broker-dealers are ordinarily required to be registered with the SEC and must be members of the NASD.

    As compensation for selling the Policies, Fortis will pay Investors 110.5% of the premiums paid in the first Policy year up to a "target" amount, 4% of all other premiums paid during the first six years of the Policy and 2% of all premiums in excess of the target amount paid in Policy years seven through ten. We also pay Investors .25% of unloaned policy value annually as a service fee from the eleventh Policy year. We also pay a general marketing allowance to Investors not to exceed an amount agreed to in advance by Fortis and Investors ($xxxxxxxxx for calendar year 1999) for all variable universal life policies issued by Fortis.

    Investors pays compensation not in excess of these amounts to other broker-dealers and banks who sell the Policies. Fortis may pay alternative amounts for sales of the Policies under a flexible compensation plan, but the maximum value of any alternative amounts we pay is expected to be equivalent over time to the amounts described above.

    We pay a comparable amount of compensation for any increase of $25,000 or more in the face amount of coverage that you request. In addition, we may pay expense allowances, bonuses, wholesaler fees and training allowances.

    We pay the compensation from our own resources. These payments do not result in any additional charge to you that is not described on page . Each broker-dealer firm or bank, in turn compensates its registered representative or employee who acts as agent in selling you a Policy.

PAYMENT OF POLICY PROCEEDS

    GENERAL. We will pay any death benefit, surrender value or loan proceeds within seven days after we receive the last required form or request (and any other documents that may be required for payment of death benefit). If we do not have information about the desired manner of payment within 60 days after the date we receive notification of the insured person's death, we will pay the proceeds as a single sum, normally within seven days thereafter.

    DELAY OF GENERAL ACCOUNT OPTION PROCEEDS. We have the right, however, to defer death benefit payments for up to two months and all other payments or transfers of amounts out of our general account option for up to six months. If we delay more than 30 days in paying you such amounts, we will pay interest of at least 3% a year from the date we receive all items we require to make the payment.

    DELAY FOR CHECK CLEARANCE. We reserve the right to defer payment of that portion of your policy value that is attributable to a premium payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

    DELAY OF SEPARATE ACCOUNT PROCEEDS. We reserve the right to defer payment of any death benefit, loan or other distribution that is derived from that portion of your policy value that is allocated to Separate Account C, if (a) the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted; (b) an emergency exists, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the policy value; or (c) the SEC by order permits the delay for the protection of owners. Transfers and allocations of policy value among the investment options may also be postponed under these circumstances. If we need to defer calculation of separate account values for any of the foregoing reasons, all delayed transactions will be processed at the next values that we do compute.

    DELAY TO CHALLENGE COVERAGE. We may challenge the validity of your insurance Policy based on any material misstatements in your application and any application for a change in coverage. However,

- We cannot challenge the Policy after it has been in effect, during the insured person's lifetime, for two years from the date the Policy was issued or reinstated. (Some states may require that we measure this time in some other way.)

- We cannot challenge any Policy change that requires evidence of insurability (such as an increase in face amount) after the change has been in effect for two years during the insured person's lifetime.

- We cannot challenge an additional benefit rider that provides benefits in the event that the insured person becomes totally disabled, after two years from the later of the Policy's date of issue or the date as of which the additional benefit rider becomes effective.

ADJUSTMENTS TO DEATH BENEFIT

    SUICIDE. If the insured person commits suicide within two years after the date on which the Policy was issued, the death benefit will be limited to the total of all premiums that have been paid to the time of death minus any outstanding Policy loan and any partial withdrawals. If the insured person commits suicide within two years after the effective date of an increase in face amount that you requested, we will pay the death benefit based on the face amount which was in effect before the increase, plus the monthly insurance deductions for the increase. Some states require that we compute differently these periods for non-contestability following a suicide.

    WRONG AGE OR SEX. If the age or gender of the insured person was misstated on your application for a Policy (or for any increase in benefits), we will adjust any death benefit to be what the monthly insurance charge deducted for the current month would have purchased based on the correct information.

    DEATH DURING GRACE PERIOD. If the insured person dies during the Policy's grace period, we will deduct any overdue monthly charges from the insurance proceeds.

ADDITIONAL RIGHTS THAT WE HAVE

    We have the right at any time to:

- transfer the entire balance in an investment option in accordance with any transfer request you make that would reduce your policy value for that option to below $250;

- terminate the automatic rebalancing feature if your policy value falls below $2,000;

-  change the underlying Fund that any investment option uses;

- add or delete investment options, combine two or more investment options, or withdraw assets relating to the Policy from one investment option and put them into another;

- operate Separate Account C under the direction of a committee or discharge such a committee at any time;

- operate the separate account, or one or more investment options, in any other form the law allows, including a form that allows us to make direct investments. Our separate account may be charged an advisory fee if its investments are made directly rather than through another investment company. In that case, we may make any legal investments we wish;

- do any of the following, if in our judgment necessary or appropriate to ensure that the Policies continue to qualify for tax treatment as life insurance: decline to change death benefit options or the face amount of insurance, refuse a partial withdrawal request, require you to pay additional premiums, make distributions from your Policy (which could require payment of taxes and penalties), or make any other changes in your Policy; or

- make other changes in the Policies that do not reduce any surrender value, death benefit, policy value, or other accrued rights or benefits.

PERFORMANCE INFORMATION

    From time to time, we may quote performance information for the subaccounts of the Separate Account C in advertisements, sales literature, or reports to owners or prospective investors.

    We may quote performance information in any manner permitted under applicable law. We may, for example, present such information as a change in a hypothetical owner's policy value or death benefit. We also may present the yield or total return of the subaccount based on a hypothetical investment in a Policy. The performance information shown may cover various periods of time; including periods beginning with the commencement of the operations of the subaccount or the Fund in which it invests. The performance information shown may reflect the deduction of one or more charges, such as the asset-based monthly charge or surrender charge.

We generally expect to exclude cost of insurance charges because of the individual nature of these charges.

    We may compare a subaccount's performance to that of other variable life separate accounts or investment products, as well as to generally accepted indices or analyses, such as those provided by research firms and rating services. In addition, we may use performance ratings that may be reported periodically in financial publications, such as MONEY MAGAZINE, FORBES, BUSINESS WEEK, FORTUNE, FINANCIAL RATING, and THE WALL STREET JOURNAL. We also may advertise ratings of Fortis' financial strength or claims-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

    Performance information for any subaccount reflects the performance of a hypothetical Policy and are not illustrative of how actual investment performance would affect the benefits under your Policy. Therefore, you should not consider such performance information to be an estimate or guarantee of future performance.

    If there are any significant changes in the underlying investments of an investment option that you are using, you will be notified as required by law. We intend to comply with applicable law in making any changes and, if necessary, we will seek Policy owner approval.

OUR REPORTS TO POLICY OWNERS

    Shortly after the end of each Policy year, we will mail you a report that includes information about your Policy's current death benefit, policy value, surrender value and policy loans. Notices will be sent to you to confirm premium payments, transfers and certain other Policy transactions. We will mail to you at your last known address of record, these and any other reports and communications required by law. You should therefore give us prompt written notice of any address change.

FORTIS MANAGEMENT

    The directors and executive officers, to the extent responsible for variable life insurance operations, of Fortis Benefits are listed below, together with their principal occupations and business experience for the past five years:

OFFICER-DIRECTORS
Robert Brian Pollock (4)......  President and Chief Executive Officer.

Dean C. Kopperud (1)..........  Executive Vice President--also officer of affiliated companies.

Michael John Peninger (4).....  Executive Vice President-- Operations
                                and Finance, and Chief Financial
                                Officer

OTHER DIRECTORS
Allen Royal Freedman (2)......  Chairman and Chief Executive Officer of
                                Fortis, Inc.

J. Kerry Clayton (2)..........  Executive Vice President of Fortis,
                                Inc.

Arie Aristide Fakkert (3).....  Assistant General Manager of Fortis
                                International N.V.

EXECUTIVE OFFICERS
Peggy Ettestad (1)............  Senior Vice President-- Operations;
                                before then Vice President, General
                                Electric Company

Rhonda J. Schwartz (1)........  Senior Vice President and General
                                Counsel, Fortis Financial Group; before
                                then Secretary and General Counsel of
                                Fortis, Inc.

Jon H. Nicholson (1)..........  Senior Vice President--Custom Solutions
                                Group

Melinda S. Urion (1)..........  Senior Vice President and Chief
                                Financial Officer, Fortis Financial
                                Group; before then Senior Vice
                                President-Finance & CFO of American
                                Express Financial Corporation

Dickson W. Lewis (1)..........  Senior Vice President-- Distribution
                                and Marketing; before then President of
                                Hedstrom/Blessing Marketing.

LEGAL MATTERS

    We are not involved in any legal proceedings that would be considered material with respect to a Policy owner's interest in Separate Account C. Douglas R. Lowe, Associate General Counsel, has opined as to the validity of the Policies. Freedman, Levy, Kroll & Simonds, Washington, D.C., has advised Fortis about certain federal securities and tax law matters in connection with the Policies.

INDEPENDENT AUDITORS

    The Financial statements of Fortis included in this prospectus have been audited by Ernst &

Young LLP, as stated in their reports. The financial statements of Fortis have been included in reliance on the reports of Ernst & Young LLP, independent accountants, given upon the authority of such firm as experts in accounting and auditing.

ACTUARIAL EXPERTS

    Actuarial matters in this prospectus have been examined by Kay M. Doughty, ASA, MAAA, Staff Actuary. Her opinion on actuarial matters is filed as an exhibit to the registration statement we have filed with the SEC in connection with the Policies.

YEAR 2000 ISSUES

    The computer systems we use to process Policy transactions and valuations need to be adjusted to be able to continue to administer the Policies after Year 2000. Fortis is devoting all resources necessary to make these systems modifications and expects that the necessary changes will be completed on time and in a way that will result in no disruption to its policy servicing operations. However, as is the case with most system conversion projects, risks and uncertainties exist, due in part to reliance on third party vendors. Nonperformance by any of these entities, or other unforeseen circumstances, could have a material adverse impact on Fortis' ability to perform its policy servicing operations. We are closely monitoring these entities to avoid any unforeseen circumstances.

FINANCIAL STATEMENTS

    The financial statements of Fortis included in this Prospectus should be considered only as bearing upon the ability of Fortis to meet its obligations under the Policies.

    Fortis generally reinsures risks for non-group insurance in excess of $500,000 per insured with other insurance companies. See Note To Fortis' financial statements.

                           [To be filed by amendment]

                           INDEX OF WORDS AND PHRASES

    This index should help you to locate more information about some of the terms and phrases used in this prospectus.

                                          PAGE TO SEE IN
DEFINED TERM                              THIS PROSPECTUS
-------------------------------------  ---------------------
amount at risk.......................
asset-based monthly charge...........
automatic rebalancing................
basis................................
beneficiary..........................
close of business....................
Code.................................
cost of insurance rates..............
death benefit........................
dollar cost averaging................
enhanced loan interest...............
face amount..........................
Fortis...............................
full surrender.......................
Fund.................................
general account option...............
grace period.........................
guaranteed death benefit.............
insured person.......................
investment option....................
lapse................................
loan, loan interest..................
maturity, maturity date..............
modified endowment contract..........
monthly insurance charge.............
monthly deduction....................
policy date..........................
policy value.........................
Option A, B..........................
our..................................

                                          PAGE TO SEE IN
DEFINED TERM                              THIS PROSPECTUS
-------------------------------------  ---------------------

owner................................
partial withdrawal...................
payment option.......................
planned periodic premium.............
Policy...............................
Policy anniversary...................
Policy loan..........................
Policy month, year...................
premium payments.....................
premiums.............................
prospectus...........................
recommended monthly minimum
  premiums...........................
reinstate, reinstatement.............
rider................................
SEC..................................
separate account.....................
Separate Account C...................
seven-pay test.......................
subaccounts..........................
surrender............................
surrender charge.....................
surrender value......................
target...............................
telephone transfers..................
transfers............................
valuation date, period...............
we...................................
you, your............................

    We have filed a registration statement relating to Separate Account C and the Policies with the SEC. The registration statement, which is required by the Securities Act of 1933, includes additional information that is not required in this prospectus. If you would like the additional information, you may obtain it from the SEC's main office in Washington, D.C. You will have to pay a fee for the material.

    THE POLICIES ARE NOT AVAILABLE IN ALL STATES. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE. FORTIS BENEFITS DOES NOT AUTHORIZE ANY INFORMATION OR REPRESENTATION REGARDING THE OFFERING DESCRIBED IN THIS PROSPECTUS WHICH IS NOT INCLUDED IN THIS PROSPECTUS, OR ANY SUPPLEMENTS THERETO OR IN ANY SUPPLEMENTAL SALES MATERIAL AUTHORIZED BY FORTIS BENEFITS.

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                    UNDERTAKING PURSUANT TO RULE 484(b)(1)
                       UNDER THE SECURITIES ACT OF 1933

Pursuant to the Distribution Agreement incorporated as Exhibit 1.A(3)(a) to this Registration Statement, Fortis Benefits has agreed to indemnify Investors (and its agents, employees, and controlling persons) for damages and expenses arising out of certain material misstatements and omissions in connection with the offer and sale of the Policies, unless the misstatement or omission was based on information supplied by Investors; provided, however, that no such indemnity will be made to Investors or its controlling persons for liabilities to which they would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of reckless disregard of their obligations under such agreement. The indemnity could apply to certain directors, officers or controlling persons of the Separate Account by virtue of the fact that they are also agents, employees or controlling persons of Investors. Also, Fortis Benefits' By-Laws (see Article VII, Section 5 thereof, which is incorporated herein by reference from Exhibit 1.A(6)(b) to registrant's Form S-6 registration Statement, File No. 33-03919, filed on March 17, 1986) provides for indemnity and payment of expenses of Fortis Benefits' officers, directors and employees in connection with certain legal proceedings, judgments, and settlements arising by reasons of their service as such, all to the extent and in the manner permitted by law.

Insofar as indemnification for any liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Fortis Benefits or the Separate Account pursuant to the foregoing provisions, or otherwise, Fortis Benefits and the Separate Account have been advised that in the opinion of the Securities and Exchange Commission such indemnification may be against public policy as expressed in the Act and may be, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fortis Benefits of expenses incurred or paid by a director, officer or controlling person of Fortis Benefits or the Separate Account in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Fortis Benefits will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               Representation Pursuant Section 26(e) (2)A.

Fortis Benefits Company represents that the fees and charges deducted under the Policies described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Fortis Benefits under the Policies. Fortis Benefits bases its representation on its assessment of all of the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Fortis Benefits to make a profit; the degree to which the Policies include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

      Facing Sheet.

      Cross-Reference Table.

      Prospectus, consisting of ____ pages.

      Undertaking to File Reports.

      Undertaking pursuant to Rule 484(b)(1) under the Securities
      Act of 1933.

      Representation pursuant to Section 26(e)(2)(A).

      Signatures.

      Written Consents of the following persons:

            Kay M. Doughty, ASA, MAAA. (filed with Exhibit 6 below).

            Douglas R. Lowe, Esq. (filed with Exhibit 2 below).

            Ernst & Young LLP, Independent Auditors. (To be filed by amendment)

      The following exhibits:

      1A.   (1)   --Resolution of Board of Directors of Fortis
                  Benefits (under its prior name, Western Life
                  Insurance Company) effecting the establishment of Variable Account C (incorporated by reference from
                  Exhibit 1.A(1) to registrant's Form S-6
                  Registration Statement, File No. 33-28551, filed on May 5, 1989).

            (2)   --Not applicable

            (3)   --(a) Distribution Agreement between Fortis
                  Benefits and Fortis Investors, Inc. (incorporated by reference from Exhibit No. 3(a) to Post-
                  Effective Amendment No. 9 to registrant's Form S-6 registration statement, File No. 33-28551, filed April 29, 1994).

                  --(b) Form of Dealer Sales Agreement (incorporated by reference from Post-Effective Amendment No. 12 to registrant's Form N-4 registration statement, File No. 33-19421, filed December 22, 1994).

                  --(c) Schedule of sales commissions (incorporated by reference from "Distribution of the Policies" in the attached prospectus).

            (4)   --Not applicable

            (5)   --(a) Specimen Flexible Premium Variable Life
                  Insurance Policy. (to be filed by amendment).

                  --(b) Form of Cost of Living Adjustment Rider
                  (to be filed by amendment).

                  --(c) Form of Waiver of Monthly Deductions Rider (incorporated by reference from Exhibit 1.A(5)(c) to Pre-Effective Amendment No. 1 to registrant's Form S-6 Registration Statement, File No. 33-28551, filed on August 18, 1989).

                  --(d) Form of Waiver of Selected Amount Rider and Accelerated Death Benefit Rider (incorporated by reference from Exhibit 5(d) to Post-Effective Amendment No. 9 to the registrant's Form S-6 Registration Statement, File No. 33-28551, filed April 29, 1994).

                  --(e) Form of Primary Insured Rider Plus and
                  Additional Insured Rider Plus (incorporated by reference from Exhibit 5(d) to Post-Effective
                  Amendment No. 7 to registrant's Form S-6 Registration Statement File No. 33-48266, filed April 28, 1995)

                  --(f) Form of Child Insurance Rider (Incorporated by reference from Exhibit 1.A(5) to Pre-Effective
                  Amendment No. 1 to registrant's Form S-6 Registration Statement, File No. 33-03919, filed on November 5, 1986).

            (6) --(a) Articles of Incorporation of Fortis Benefits (incorporated by reference from Exhibit 1.A(6)(a) to the initial filing of registrant's Form S-6 Registration Statement, File No. 33-03919, filed on March 17, 1986).

                  --(b) Bylaws of Fortis Benefits (incorporated by reference from Exhibit 1.A(6)(b) to the initial filing of registrant's Form S-6 Registration Statement, File No. 33-03919, filed on March 17,
                  1986).

                  --(c) Amendment to Articles of Incorporation and Bylaws dated November 21, 1991 (incorporated by reference from Exhibit 1.A(6)(c) to registrant's Post-Effective Amendment No. 4 to Form S-6 Registration Statement, File No. 33-28551, filed on March 2, 1992).

            (7)   --Not applicable.

            (8)   --Not applicable.

            (9)   --Not applicable.

            (10)  --(a) Application Form for Flexible Premium
                  Variable Life Insurance Policy and
                  Form of Temporary Insurance Agreement.
                  (to be filed by amendment).

                  --(b) Policy Change Application, Transfer Request Form, and Change of Premium Allocation Form (incorporated by reference from Exhibit 1.A(10)(b) to registrant's Post-Effective Amendment No. 4 to Form S-6 Registration Statement, File 33-28851, filed on March 2, 1992).

             Other Exhibits
             --------------

      2.    Opinion & consent of Counsel

      3.    Not applicable

      4.    Not applicable

      5.    --Not applicable.

      6.    --Opinion and consent of actuary (To be filed by amendment)

      7. --Power of Attorney for Messrs, Freedman, Gaddy, Mackin, Keller, Clayton, Mahoney, Clancy, Meler and Greiter (incorporated by reference from Exhibit 11 to registrant's Form S-6 Registration Statement, File No. 33-73138, filed on December 17, 1993).

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, FORTIS BENEFITS INSURANCE COMPANY has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested all in the City of St. Paul, State of Minnesota, this 18th day of December, 1998.

                                          FORTIS BENEFITS INSURANCE COMPANY


                                          By: /s/ Robert Brian Pollock
                                              ---------------------------------
                                              Robert Brian Pollock, President
   Attest: /s/ Douglas R. Lowe
           ----------------------------
           Douglas R. Lowe
           Associate General Counsel --
           Life and Investment Products

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on December 18, 1998.

/s/ Robert Brian Pollock
----------------------------------------------
Robert Brian Pollock, President and Director
(Chief Executive Officer)

/s/ Michael John Peninger
----------------------------------------------
Michael John Peninger, Senior Vice President,
Chief Financial Officer and Director
(Principal Financial and Accounting Officer)

/s/ Dean Conrad Kopperud
----------------------------------------------
Dean Conrad Kopperud, Director

*
----------------------------------------------
Allen Royal Freedman, Chairman of the Board

*
----------------------------------------------
Jon Kerry Clayton, Director


----------------------------------------------
Arie Aristide Fakkert, Director



* By: /s/ Robert Brian Pollock
      ----------------------------------------
      Robert Brian Pollock -- Attorney-in-Fact

Pursuant to the requirements of the Securities Act of 1933, the registrant, VARIABLE ACCOUNT C of Fortis Benefits Insurance Company, has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of St. Paul, State of Minnesota this 18th day of December, 1998.

                                    VARIABLE ACCOUNT C
                                    OF FORTIS BENEFITS INSURANCE COMPANY

                                    By: FORTIS BENEFITS INSURANCE COMPANY
                                          (Depositor)


                                    By:  /s/ Robert Brian Pollock
                                        ---------------------------------
                                         Robert Brian Pollock, President



                              Attest:    /s/ Douglas R. Lowe
                                        ---------------------------------
                                             Douglas R. Lowe,
                                             Associate General Counsel-
                                             Life and Investment Products

                               INDEX TO EXHIBITS


                                                                       PAGE(1)

2        Opinion and Consent of Counsel






-----------------------------
    (1) Page numbers inserted in manually-signed copy only.